                 MORGAN STANLEY INTERNATIONAL VALUE EQUITY FUND
                           1221 Avenue of the Americas
                            New York, New York 10020

                                                               December 21, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Securities Act File No. 333-53546
      Post-Effective Amendment No. 8

Dear Sir or Madam:

         We are electronically filing via EDGAR, pursuant to the provisions of the Investment Company Act of 1940 and the Securities Act of 1933 and Rule
485(b) thereunder a copy of Post-Effective Amendment No. 8 to the Registration
Statement of this Fund on Form N-1A.

         The Registration Statement is marked to reflect all changes from the current Prospectus and Statement of Additional Information filed pursuant to
Rule 485(a) on October 26, 2006.

         Also enclosed, pursuant to Rule 485(b), is the required representation of Counsel that the filing does not contain any disclosures which would render it ineligible to become effective under the rule.

                                   Very truly yours,
                                 /s/ Alice J. Gerstel
                                   Alice J. Gerstel
                                   Assistant Secretary

Enclosures
cc:   Amy R. Doberman, Esq.
      Larry Greene